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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K


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                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of April, 2003                     Commission File Number: 1-14678



                       CANADIAN IMPERIAL BANK OF COMMERCE
                 (Translation of registrant's name into English)

                                 Commerce Court
                                Toronto, Ontario
                               (a) Canada M5L 1A2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   Form 20-F  [ ]              Form 40-F  [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    ----------

     Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

                        Yes [ ]                No [X]


     The information contained in this report is incorporated by reference into Registration Statements on Form F-3 nos. 333-104577.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


                                        CANADIAN IMPERIAL BANK OF COMMERCE


Date: April 17, 2003                     By: /s/ Robert E. Waite
                                             -----------------------------------
                                             Name: Robert E. Waite
                                             Title: Senior Vice-President


                                         By: /s/ Gregory W. Tsang
                                             -----------------------------------
                                             Name: Gregory W. Tsang
                                             Title: Vice-President